UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               TravelNow.com Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89490A 10 7
                                  -------------
                                 (CUSIP Number)

                             Jeff Wasson, President
                               TravelNow.com, Inc.
                        318 Park Central East, Suite 418
                           Springfield, Missouri 65806
                          (417) 864-3600 Extension 127
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF ss.ss.ss.ss.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G),
CHECK THE FOLLOWING BOX. [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEEss.ss.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Ross Summers S.S.N.:###-##-####

2)   Check the Appropriate Box if
     a Member of a Group

     (a)  (x)

     (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 509,502

  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                          509,502
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Marvin McDaniel S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 209,533

  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                          209,533
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Donna McDaniel S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 209,532
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                          209,532
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Jamie Coppedge S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 133,250
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         133,250
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Chris Lynch S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 133,250
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         133,250
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     William Perkin S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 106,601
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         106,601
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     H. Whit Ehrler S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 66,667
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                          66,667
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

CUSIP No. 8949A 10 7

1)   Name and Social Security Number of Reporting Person
     Christopher Kuhn S.S.N.: ###-##-####

2)   Check the Appropriate Box if                        (a)  (x)
     a Member of a Group                                 (b)  ( )

3)   SEC Use Only

4)   Source of Funds
     Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization
     United States of America

                  7)       Sole Voting Power
                                 53,333
  Number of       8)       Shared Voting Power
   Shares                          -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                          53,333
 Reporting
Person with:      10)      Shared Dispositive Power
                                   -0-

11)  Aggregate Amount Beneficially Owned
     by the Reporting Person
                           4,460,304

12)  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                         [ ]

13)  Percent of Class Represented by Amount in Row (11)
                           41.0%

14)  Type of Reporting Person
     IN

Item 1. Security and Issuer

     This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 29, 2000, being filed on behalf of Ross Summers ("Mr. Summers"), Marvin McDaniel ("Mr. McDaniel"), Donna McDaniel ("Ms. McDaniel"), Jamie Coppedge ("Mr. Coppedge"), Chris Lynch ("Mr. Lynch"), William Perkin ("Mr. Perkin"), H. Whit Ehrler ("Mr. Ehrler"), and Christopher Kuhn ("Mr. Kuhn") relates to shares of TravelNow.com Inc., a Delaware corporation ("TravelNow"), common stock, $0.01 par value (the "Common Stock"). In this Amendment, such persons are sometimes referred to collectively as the "Filing Persons" and individually as a "Filing Person." The principal executive offices of TravelNow are located at 318 Park Central East, Suite 418, Springfield, Missouri 65806.

Item 4. Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On January 3, 2001, each Filing Person entered into a Stockholder Agreement with Hotel Reservations Network, Inc. ("HRN"). Pursuant to the terms of each Stockholder Agreement and, subject to certain conditions, the Filing Persons agreed to tender their shares of TravelNow Common Stock in connection with the terms of the tender offer for all of the outstanding shares of TravelNow, to be conducted by HRN (the "Offer") and if an Alternative Transaction (as defined in the Stockholder Agreement) is consummated, to pay HRN 90% of all amounts which are received by the Filing Persons for each of their shares in excess of the HRN offer price of $4.16 per share. The Filing Persons also agreed under the terms of the Stockholder Agreement to other customary terms to support and make effective the consummation of the Offer.

Item 5. Interest in Securities of the Issuer

     The information contained in Item 5 of the Prior Filings is hereby amended and supplemented by the following information:

     On December 1, 2000, Mr. Wasson sold 53,333 shares of Common Stock to Mr. Summers; 53,333 shares to Mr. Kuhn; 66,667 shares to Mr. Ehrler; and 30,667 shares to an unaffiliated party. All of these sales were at $0.75 per share.

     On December 1, 2000, Mr. Summers purchased 53,333 shares of Common Stock from Mr. Wasson for $0.75 per share.

     On December 1, 2000, Mr. Kuhn purchased 53,333 shares of Common Stock from Mr. Wasson for $0.75 per share.

     On December 1, 2000, Mr. Ehrler purchased 66,667 shares of Common Stock from Mr. Wasson for $0.75 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information contained in Item 6 of the Prior Filings is hereby amended and supplemented by reference to the information set forth in Item 4 of this Amendment, which is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

          Exhibit 1-- Joint Filing Agreement dated January 9, 2001, by and between Ross Summers, Marvin McDaniel, Donna McDaniel, Jamie Coppedge, Chris Lynch, William Perkin, H. Whit Ehrler, and Christopher Kuhn.

          Exhibit 2 -- Amended Table summarizing the holdings of the Filing Persons.

          Exhibit 3 -- Form of Stockholder Agreement dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and certain stockholders of TravelNow.com Inc.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------------------------------------------------------------
Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Ross Summers
------------------------------------------------------------------------------
                Ross Summers
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Marvin McDaniel
-----------------------------------------------------------------------------
                Marvin McDaniel
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Donna McDaniel
------------------------------------------------------------------------------
                Danna McDaniel
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Jamie Coppedge
------------------------------------------------------------------------------
                Jamie Coppedge
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Chris Lynch
------------------------------------------------------------------------------
                Chris Lynch
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  William Perkin
------------------------------------------------------------------------------
                William Perkins
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  H. Whit Ehrler
------------------------------------------------------------------------------
                H. Whit Ehrler
------------------------------------------------------------------------------

Date  01-09-01
------------------------------------------------------------------------------
      By:  /s/  Christopher Kuhn
------------------------------------------------------------------------------
                Christopher Kuhn